Exhibit 11.1

CODE OF ETHICS

Employees, Directors and Consultants

This Code of Ethics sets forth and summarizes certain policies of CASI Pharmaceuticals, Inc., its subsidiaries and divisions (collectively “CASI” or the “Company”) related to legal compliance and ethical business practices, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Essentially, each director, officer, employee, and agent of CASI is required to comply with the law and to conduct CASI’s business in an ethical manner.

Complying with this Code of Ethics and other Company policies is your individual responsibility. You must become familiar with this Code of Ethics and other CASI policies and comply with these policies at all times. You may be required periodically to sign a certificate stating that you have read this Code of Ethics and have complied with it and other Company policies. New employees and directors will be required to sign a similar certificate upon joining CASI.

Failure to comply with the law or the Code of Ethics or other Company policies may result in disciplinary action, up to and including, in the case of employees, termination of employment and for agents, termination of the agency relationship.

In certain instances, such failure may also result in civil or criminal liability. No manager or supervisor has authority to instruct you to disobey the law or any Company policy. As a result, failure to comply with the law or any Company policy will not be excused on the ground that a manager or supervisor authorized it.

Ensuring that all CASI employees, directors, and agents comply with the law and all Company policies is important to CASI. If you become aware of a possible violation of the law or the Code of Ethics or other Company policy, including, but not limited to, Company policies regarding internal accounting controls and auditing matters, you should discuss the matter with your supervisor or the head of your department. If you feel uncomfortable discussing the matter with your supervisor or the head of your department, you should contact the Compliance and Ethics Hotline.

Please visit:

www.ethicspoint.com

All communications with supervisors or department heads will be handled in strict confidence within the boundaries of the law. You may also make anonymous reports of a possible violation of the law, the Code of Ethics or other Company policy via the Compliance and Ethics Hotline. You will not be subject to disciplinary action or retaliation for any good faith report of a possible violation of the law, the Code of Ethics or other Company policy.

This Code of Ethics is not intended to be a summary of all laws and policies that apply to you as a CASI employee or agent. Additional (or more detailed) Company policies or procedures may apply to you based on your job area or responsibility. Your supervisor has provided you with these policies.

Conflict of Interest

Each CASI employee, director, and agent should avoid placing himself or herself in a situation in which such director’s or employee’s actions or personal interests may be in conflict (or may appear to be in conflict) with the Company’s interests. Each CASI employee, director, and agent (whether, in the case of employees, regular, temporary, full-time or part-time, and whether employed by the Company directly or through an employment agency) has a duty to further the Company’s objectives and to work on behalf of CASI’s best interests. Each employee shall make a prompt and full disclosure in writing to his or her supervisor or any potential conflict of interest situation. Directors should make such disclosures to the General Counsel.

Although not exhaustive, the following are some common examples of circumstances that may lead to a conflict of interest for a Company employee:

●	Involvement in any outside activity that significantly decreases the employee’s impartiality or productivity or affects the employee’s judgment.
●	Retaining a material financial interest in any outside business (e.g., a competitor, supplier, or customer) that has significant dealings with CASI without the written approval of the Company’s General Counsel. This restriction applies not only to the CASI employees but also to members of the employee’s immediate family.
●	Acting as a director, officer, employee, or consultant, or otherwise providing services or advice, to any business or other institution that competes or has significant business dealings with CASI without the written approval of the General Counsel. An employee should report to his or her supervisor any circumstance in which members of the employee’s immediate family hold such positions that are likely to cause the employee to have a conflict between the best interests of CASI and another business or institution.
●	Acting as a broker, finder, go-between or otherwise for the benefit of a third party in transactions involving or potentially involving the Company or its interests.

Corporate Opportunities

Employees, directors, and agents owe a duty to CASI to advance the Company’s business objectives when the opportunity to do so arises. In connection with this duty, CASI’s employees and directors may not:

●	take for themselves, directly or indirectly, any business opportunity that would interest or likely interest the Company, or that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down;
●	use Company assets (including, without limitation, equipment, funds, facilities, know how, or personnel) or their position with the Company for personal gain; and
●	knowingly compete with CASI in acquiring or selling any asset or property (whether tangible or intangible) or otherwise interfere in the Company’s business affairs for the director’s, employee’s, or agent’s direct or indirect benefit.

Prohibition Against Insider Trading

No CASI employee, director, or agent may trade in CASI stock while in possession of “inside information” - material, nonpublic information relating to the Company - or pass inside information along to third parties that trade on such information. See CASI’s Insider Trading Policy for more information on the treatment of material, nonpublic information.

Fair Dealing

CASI is committed to conducting its business affairs in a fair, ethical and legal manner, and expects its employees, directors, and agents to do the same. Each employee, director and agent should strive to deal fairly with CASI’s customers, suppliers, service providers, competitors and employees. No employee, director or agent should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

Unauthorized Use of Corporate Funds and Assets

CASI’s employees, directors, and agents are strictly prohibited from using any Company assets or property for any unlawful or improper purpose.

In this regard, CASI’s policy is to solicit and obtain business only through sales and marketing programs that have been formally approved by the Company. No employee is permitted to give any unauthorized discounts, rebates, concessions, commissions or incentives, or bribes or other payments, to obtain or retain business.

The books and records of CASI must be accurate and complete to properly document the transactions of the Company. Accordingly:

●	No false or misleading entries shall knowingly be made in CASI’s books and records for any reason, and no employee shall engage in any activity that results in such prohibited act.
●	No undisclosed or unrecorded fund or asset of the Company shall be established for any purpose.
●	No payment on behalf of the Company shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents or entries supporting the payment.
●	Any employee having information or knowledge of any unrecorded fund or asset or any prohibited act shall promptly report such matter to the General Counsel of the Company. All managers shall be responsible for the enforcement of this policy and shall ensure that all employees in their department are aware of and comply with this policy.

Public Disclosure and Company Records

It is the Company’s policy that the information in its public communications, including the filings with the Securities and Exchange Commission (“SEC”) and other regulatory authorities, be full, fair, accurate, timely and understandable. All employees, directors and agents who are involved in the Company’s disclosure process are responsible for acting in furtherance of this policy. All such employees and directors are required to maintain familiarity with the disclosure requirements applicable to CASI and are prohibited from knowingly misrepresenting, omitting, or causing others to knowingly misrepresent or omit material facts about CASI to others, whether within or outside CASI, including CASI’s independent auditors. Company records are the basis for the Company’s public disclosures. All Company records must be complete and accurate.

Antitrust, Unfair Competition and Restraint of Trade

CASI is committed to free and open competition in the marketplace and requires its employees to strictly adhere to the antitrust laws of China, the United States and other countries in which the Company does business. No employee should ever assume that the Company’s interest ever requires any other course of conduct.

Antitrust and competition laws protect free enterprise by prohibiting agreements and practices that reduce competition. Many of these prohibited practices are not applicable to CASI at this stage of its business. However, CASI is still subject to these laws, which apply to a wide range of business activities. Examples of unlawful behavior can include anti-competitive agreements or understandings among competitors to:

●	fix or control prices or other terms and conditions of sale;
●	allocate products, sales, territories, markets or customers;
●	refuse to deal with specified suppliers or customers; or
●	limit the production or sale of products or product lines.

An example that could apply to our business would be if a representative of one of our competitors approached you to discuss the idea of limiting the development of one of our product candidates that treats the same disease as a product our competitor is developing. They broach with you the possibility of us limiting our development of this particular product candidate. In exchange, the competitor would consider delaying its development of another of its products which competes with a different product candidate of ours. Such an agreement would be illegal under antitrust laws.

You must never discuss these issues with Company competitors. If representatives of other companies initiate discussions of these matters with you, you should ask him or her to stop and if he or she does not, you should leave and report the incident to the General Counsel.

In addition, to avoid even the appearance of an improper agreement or understanding, communications with competitors should be kept to a minimum. There should be a legitimate business reason for any such communication.

Employment Laws and Policies

CASI has established numerous policies mandating compliance with applicable employment laws in order to provide a workplace free from improper discrimination or harassment. Those policies are included in the Employee Handbook. This section provides a summary of the Company’s policies relating to discrimination and harassment. If you have questions concerning these or other employee policies, please consult your Employee Handbook.

CASI makes all employment decisions without regard to race, creed, color, religion, national origin, sex, age, physical or mental disability unrelated to an individual’s ability to perform essential functions of a particular job, military service, veteran status or any other characteristic protected under the law. This policy applies to all employment practices and personnel actions at the Company, including but not limited to hiring, promotion, transfer, compensation, participation in training or educational activities or programs, discipline and termination.

Likewise, it is CASI’s policy to provide a workplace for its employees that is free of any form of harassment because of race, creed, color, religion, national origin, sex, age, physical or mental disability, military service, veteran status, or any other characteristic protected under the law. No form of harassment, whether physical, verbal or visual, will be tolerated.

If you become aware of any form of discrimination or harassment that violates these or other employment policies, you should bring the matter to the immediate attention of your supervisor or, if involving the supervisor would be inappropriate for any reason, to the immediate attention of the General Counsel or the Compliance and Ethics Hotline.

Laws Concerning the Development, Manufacture and Sale of Drugs

Numerous laws regulate the development, manufacture and sale of the Company’s products. These laws are intended to ensure that each product is of consistent quality and is safe and effective for its approved use. Other laws affect the manner in which a product must be packaged, labeled and stored, and how the product may be promoted or marketed. Failure to comply with these laws can result in severe penalties to individuals and to CASI. CASI expects each employee to comply with all laws and regulations governing the development, manufacture, marketing and sale of all of its products. If you have questions concerning these laws and regulations, please contact General Counsel.

Laws Concerning Copyrights

Unauthorized duplication of copyrighted materials, including copyrighted computer software, periodicals and books, can result in severe penalties to individuals and the Company, and is prohibited.

Laws Concerning Protection of the Environment

As a responsible member of our community, CASI believes it is important to maintain a safe and healthy environment. Each employee and agent is responsible for ensuring that all waste products, hazardous materials and other regulated items are stored, handled and disposed of in compliance with applicable laws and regulations. Employees are to immediately report any unsafe storage or improper disposal or release of a hazardous or toxic substance to their supervisor or department head and to the environmental compliance officer responsible for the facility.

Making False Reports to Government Agencies

Making any false, fictitious or fraudulent statement or report to any governmental agency is prohibited. Hiding or concealing any material fact that would make a statement or report misleading by its omission is also illegal. CASI requires that all information provided on its behalf to any governmental agency be true and complete (to the Company’s best knowledge) in all material respects at the time provided.

Gifts or Payments to Government Officials

CASI prohibits gifts or making offers or promises of value (directly or indirectly) to any government employee, agent or official of any country, for the purpose of influencing such person in his or her area of responsibility or gain a business advantage. CASI and its subsidiaries and colleagues must comply with all applicable anti-bribery and anti-corruption laws. The Company must be particularly sensitive to bribery and corruption issues because governments are often both the regulator of our products and a major customer. The Company also interacts regularly in various ways with healthcare professionals and scientists, many of whom are employees of public institutions and may be considered government officials.

Laws and Policies Concerning Political Contributions

Except as approved in advance by the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company, the Company prohibits political contributions (directly or through trade associations) by any employee on behalf of the Company. Prohibited political contributions include:

●	any contributions of the Company’s funds or other assets for political purposes;
●	encouraging individual employees to make any such contribution; and

●	reimbursing an employee for any political contribution.

Employees are not prohibited from making voluntary personal contributions to any candidate, political party or cause. However, such contributions are not reimbursable by CASI, either directly or indirectly. Further, employees shall not solicit contributions from co-workers during business hours and may not use Company assets or resources in connection with personal political activities. Legal corporate political contributions by CASI are also prohibited unless authorized in writing by the General Counsel of the Company.

Confidential Information

A fundamental responsibility of every employee, director and agent of CASI is to maintain the confidentiality of the Company’s nonpublic information, as well as nonpublic information of outside parties (e.g., customers, suppliers, business partners, etc.) that may be received in confidence during the course of employment with the Company. To better evidence this commitment, all employees are required to sign a written agreement to this effect. The commitment to maintain the confidentiality of nonpublic information continues in force at all times during and after employment with the Company (whether such termination is voluntary or involuntary).

Giving and Receiving Gifts and Entertainment to Obtain or Retain Business

All gifts to or entertainment of customers or prospective customers must comply with normally accepted business practices and CASI’s policies. Gifts to customers or prospective customers of cash, gift certificates, stock or similar items in any amount are prohibited. CASI’s policy does not permit any employee to accept loans, cash, gift certificates or similar payments in any amount from any third party with which CASI conducts business. Gifts or other benefits from a third party of more than nominal value are not permitted. If a gift or benefit would appear to an independent party to have influenced your judgment, it is more than nominal. Further, such gifts should be given or received only infrequently. Soliciting gifts, compensation or other benefits from a third party, regardless of the amount, is prohibited. Additional policies apply with respect to health care professionals and governmental employees or officials. If you have questions concerning this policy, please contact your supervisor or the General Counsel.

Health Care Laws and Regulatory Requirements

CASI is subject to many rules and regulations designed to protect patients and consumers, improve the quality of medicines and healthcare services and help eliminate fraud and improper influence on medical judgment. CASI is committed to following the laws and regulatory requirements that govern our business, including the development, manufacturing, distribution, marketing, government contracting, sale and promotion of our products.

In the United States, the federal anti- kickback law prohibits offering anything of value (whether in cash or in kind) that is intended to influence an individual’s decision to recommend, prescribe, endorse or purchase a healthcare product or service that is reimbursed by a federal healthcare program, such as Medicare and Medicaid. The law may be violated even if only one purpose of the value provided is to induce a referral or purchase. The purpose of the law is to ensure that a healthcare provider’s treatment recommendation is not influenced by motives of personal gain or enrichment. Equivalent laws exist in many U.S. states and in many countries around the world.

You must be familiar with the standards that apply to your business and your role. If you have questions about which laws, regulations, policies or industry standards apply to your work, consult with your supervisor.

Amendments and Waivers

This Code of Ethics may be amended at any time without prior notice. Any amendment to this Code of Ethics must be approved by the Board of Directors, upon recommendation of the Audit Committee of the Board of Directors. From time to time, the Company may waive certain provisions of this Code of Ethics. Any employee, director or agent who believes that a waiver may be called for should discuss the matter with the General Counsel of the Company. Waivers for directors or executive officers of the Company may be made only by the Board of Directors or the Audit Committee of the Board of Directors. Any waiver of this Code of Ethics made by the Board will be promptly publicly disclosed as required by SEC and NASDAQ rules.

General

If you have questions about CASI’s Code of Ethics or other Company policies, or if you ever become aware of a possible violation of law or breach of the Code of Ethics or other CASI policy, please contact your supervisor, Human Resource Representative, General Counsel or the Compliance and Ethics Hotline.

Remember, if you are faced with a situation in which you are unsure of the best response, ask yourself the following questions:

IS IT LEGAL?

IS IT ETHICAL?

IS IT THE RIGHT THING TO DO?

IF THE ANSWER IS NO TO ANY OF THE ABOVE, DO NOT DO IT.

IF YOU ARE NOT SURE, THEN ASK AND KEEP ASKING UNTIL YOU GET AN

ANSWER.

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CODE OF ETHICS CERTIFICATE OF COMPLIANCE

I have read and understand the Code of Ethics of CASI Pharmaceuticals, Inc. and its subsidiaries and divisions. I agree to comply with the policies it sets forth and certify that I am not now in violation of any such policies nor am I aware of any such violations.

(Signature)

(Please print name)

Date: